January 13, 2023

Mr. Tony Watson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Christopher Carroll
Senior Vice President and Chief Accounting Officer
Interpublic Group
909 Third Avenue New York, NY 10022

www.interpublic.com
(646) 417-1255

Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal year Ended December 31, 2021 Filed February 22, 2022
Response dated October 5, 2022
File No. 001-06686

Dear Mr. Watson:

By letter dated October 11, 2022, the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided certain additional comments to the response letter filed with the Staff on October 5, 2022 related to the Annual Report on Form 10-K of The Interpublic Group of Companies, Inc. (the “Company,” "IPG," the "agency," or “we”) for the fiscal year ended December 31, 2021, filed on February 22, 2022. This letter sets forth our responses to these comments. For convenience, we have reproduced the comment below in italics and have provided our response immediately below.

Form 10-K for Fiscal Year Ended December 31, 2021
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. We have reviewed your response to comment 2 but are not convinced by your response that your presentation of operating expense ratios based on revenue before billable expenses is appropriate even though management uses these measures internally to manage the business, measure financial performance, set budgets and pay incentives. As requested in our prior comment, please revise to eliminate the presentation of operating expenses as a percentage of revenues before billable expenses. As noted in our prior comment, we will not object to the presentation of segment EBITA and segment EBITA margin as a percentage of revenue before billable expenses since this is your measure of segment profitability. However, no totals or subtotals of operating expenses as a percentage of revenues before billable expenses should be provided. Please revise future filings, accordingly.

As discussed with the Staff and detailed in our previous responses, billable expenses are predominantly comprised of third-party vendor costs incurred by the Company for performance obligations where we have determined we are acting as principal, and are billed back to our clients without generating a margin. Billable expenses are recorded within total revenue with a corresponding offset within operating expenses. The results of our operations are not impacted by these pass-through costs as we do not generate profit or margin on these billable expenses and, as such, the Company’s operating expenses are closely correlated to revenue before billable expenses.

For these reasons, operating expense ratios based on revenue before billable expenses are used internally by management to manage the business, measure financial performance, set budgets and pay incentives due to the close correlation between operating expenses and revenue before billable expenses. Examples of key internal presentations or processes in which we utilize and rely on metrics developed solely on revenue before billable expense include, but are not limited to, the following:

•Annual budget and quarterly results provided by our management to our Board of Directors and Audit Committee;
•Monthly reviews by our Chief Operating Decision Maker;
•Financial planning process – internal budgets and forecasts developed by our networks and agencies; and
•Incentive compensation – incentive targets and achievement of results reviewed and approved by the Board of Directors and Compensation Committee.

We do not use expense ratios based on total revenue because they are very variable due to the billable expense component in total revenue and do not believe changes in billable expenses have any impact on our results of operations. As a result, neither total revenue nor any metric based on total revenue is used or measured in any of the Company’s internal metrics or included within our various materials presented to management or the Board of Directors.

Correspondingly, we provide guidance to our investors solely based on revenue before billable expenses, and our external analysts consider operating expense ratios based on revenue before billable expenses to be the most important and transparent metrics in their evaluation of our financial performance and financial prospects. Therefore, in order for investors to fully understand the business through the eyes of management, and to benchmark against many of our closest global peers, we believe it is both appropriate and useful to continue to disclose operating expense ratios based on revenue before billable expenses.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (646) 417-1255.

Sincerely,

/s/ Christopher Carroll

Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer